Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TiVo Inc.:

We consent to the use of our report dated March 23, 2016, with respect to the consolidated balance sheets of TiVo Inc. and subsidiaries as of January 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2016, and the effectiveness of internal control over financial reporting as of January 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

Our report refers to a change in the presentation of deferred income taxes.

/s/ KPMG LLP

     KPMG LLP

Santa Clara, California

August 1, 2016